Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE SALE OF AN INVESTMENT IN PERU

Medellin, Colombia, January 16, 2019

Bancolombia S.A. announces that its subsidiaries Renting Colombia S.A.S and Inversiones CFNS S.A.S have entered into an agreement with Arval Relsa for the sale of 100% of the shares of Arrendamiento Operativo CIB S.A.C – Renting Peru, an operational leasing company incorporated and with operations in Peru.

The purchase price for the shares will be determined and paid on the closing date of the transaction, which is expected to take place in the first quarter of 2019.

Arval Relsa is the joint venture between Arval (subsidiary of BNP Paribas, with more than one million vehicles in operational leasing) and Relsa (company with 15 years of experience in the Peruvian market) that seeks to strengthen the car leasing and vehicle fleet management businesses in Peru and Chile.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837